Exhibit 1

BRASIL TELECOM S.A.

Corporate Taxpayers’ Registry CNPJ/MF No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING, HELD ON JUNE 29, 2011

I. DATE, TIME AND PLACE: June 29, 2011, at 9:30 a.m., at Rua Humberto de Campos, No. 425, 8th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. II. CALL NOTICE: Call by individual messages sent to the members of the board of directors on June 22, 2011. III. ATTENDANCE: Directors in attendance represented all effective members of the board of directors, as per the signatures below. IV. CHAIR: José Mauro Mettrau Carneiro da Cunha and Maria Gabriela Campos da Silva Menezes Côrtes acted as Chair and Secretary of the meeting, respectively. V. AGENDA AND RESOLUTIONS: The directors, after considering and discussing the qualifications of the individuals considered for the Independent Special Committee (the “Committee”), which will assess the conditions of the proposed mergers of Tele Norte Leste Participações S.A. and Coari Participações S.A. into Brasil Telecom S.A. (the “Company”), in accordance with the requirements of CVM instruction No. 35/08, approved, pursuant to Article. 42 of the Company’s Bylaws: (i) to elect Alvaro Bandeira, Brazilian, born on June 22, 1950, divorced, economist, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 266839707/34, with the address of Rua Paulo Assis Ribeiro No. 125, office 302, Barra da Tijuca, area code (CEP) 22621-210, in the City of Rio de Janeiro, State of Rio de Janeiro, Iran Siqueira Lima, Brazilian, married, economist, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 035.001.957-68, with the State Board of Taxpayer Protection (Codecon) No. 4587, bearer of the identity card (RG) No. 1976590 issued by IFP/RJ, with the address of Rua Antonio de Gouveia Giudice No. 1315, Alto de Pinheiro, area code (CEP) 0560001, in the City of São Paulo, State of São Paulo and José Claudio Rego Aranha, Brazilian, married, engineer, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 261.866.247-49 and bearer of the identity card (RG) No. 2158078 issued by IFP/RJ, with the address of Av. das Americas No. 10333, block 2, apartment 801, Barra da Tijuca, area code (CEP) 22793082, in the city of Rio de Janeiro, state of Rio de Janeiro, as members of the Committee; (ii) to set an individual compensation total for the members of the Committee in the amount of R$250.000,00 (two hundred and fifty thousand reais); and (iii) to authorize the Executive Board of the Company to take all actions necessary to carry out the work of the Committee, such as hiring its members and hiring independent advisors to support the Committee. The members herein appointed meet the requirements of Article 21-A of the Company’s Bylaws, by being independent (in accordance with the regulations of the Novo Mercado segment of the BM&FBOVESPA), by not being administrators of the Company and by having established experience and technical expertise. VI. CLOSING: With no other matters to discuss, these minutes were drafted, after being read and approved and signed by all in attendance. (/s/) José Mauro Mettrau Carneiro da Cunha, President; Maria Gabriela Campos da Silva Menezes Côrtes, Secretary. José Mauro Mettrau Carneiro da Cunha – President, João Carlos de Almeida Gaspar, João de Deus Pinheiro de Macêdo; Francisco Aurélio Sampaio Santiago and Francis James Leahy Meaney.

Conforms to the original recorded in the Company’s own books.

Rio de Janeiro, June 29, 2011.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary